VALNEVA SE
Îlot Saint-Joseph, Bureaux Convergence, Bât. A,
12 ter Quai Perrache
69002 Lyon, France

Valneva to Present and Hold Investor Meetings at Upcoming U.S. and European Healthcare Conferences

Lyon (France), October 14, 2026 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that its senior management will present and participate in meetings with institutional investors at upcoming investor conferences in the United States and Europe.

In addition to meeting with investors, Valneva will host moderated “fireside chat” presentations to discuss the Company’s key value drivers and upcoming catalysts, primarily the regulatory outlook for the Company’s Lyme disease vaccine candidate, which is partnered with Pfizer, and for which regulatory decisions are expected within the next 12 months. Valneva will also discuss its R&D pipeline progress and expectations for future value creation if the Lyme vaccine candidate is successfully approved and commercialized by Pfizer.

Portzamparc BNP Paribas Séminaire Biotech & Santé
Date/Time:    October 15, 11:30am CEST
Format:    Group investor presentation
Location:    Paris, France (virtual)

Guggenheim 3rd Annual Healthcare Innovation Conference
Date/Time:    November 9, 9:30am EST
Format:    Fireside chat and investor meetings
Location:    Boston, Massachusetts

Stifel 2026 Healthcare Conference
Date/Time:    November 10, 8:40am EST
Format:    Fireside chat and investor meetings
Location:    New York, New York

Jefferies London Healthcare Conference
Date/Time:    November 16, 2:00pm GMT
Format:    Fireside chat and investor meetings
Location:    London, United Kingdom
Webcast Link:
https://event.summitcast.com/view/avibSrFufLKeoLRAEgMxy6/H6cTvJH3BsnpVF9p2qMfZa
A replay of the webcast will be available following the live events in the “Investor” section of the Valneva website at www.valneva.com.

Institutional investors who would like to meet with Valneva management at any of the below conferences are asked to submit a request to their representative at the respective bank.

     VALNEVA SE

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelotfontaine@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com
Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and securities laws in France. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. All statements other than statements of historical facts contained in this press release are forward-looking statements, including, but not limited to, statements with respect to: the impact of the UK MHRA revocation of the UK marketing authorization for IXCHIQ® on Valneva's business, financial condition, and results of operations; Valneva's expectations regarding the financial and commercial impact of the MHRA's decision and its decision not to appeal; the continued validity and status of IXCHIQ®'s product licenses and marketing authorizations in the EU, Canada, Brazil, and other territories where IXCHIQ® is currently marketed; and Valneva's assessment of the benefit-risk profile of IXCHIQ® and the outcome of related or future regulatory reviews, including by other health authorities. These forward-looking statements are based on Valneva’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties that could cause Valneva’s business, strategy, future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: Valneva’s success in the commercialization of its commercial products; uncertainties and delays involved in the development and manufacture of vaccines; the potential that success in preclinical testing and earlier clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate; the impacts of macroeconomic conditions, including tariffs and other trade policies and uncertainty related to such policies; the conflicts in Ukraine, Iran and the Middle East; fluctuations in inflation and uncertain credit and financial markets and their resulting impacts on Valneva’s business, clinical trials and financial position; unexpected safety or efficacy data observed during preclinical studies or clinical trials; clinical trial site activation or enrollment rates that are lower than expected; Valneva’s ability to realize the benefits of its collaboration and license agreements; changes in expected or existing competition; changes in the regulatory environment; the uncertainties and timing of the regulatory approval process; the impact of the global and European credit crisis; the ability to obtain or maintain patent or other proprietary intellectual property protection and unexpected litigation or other disputes. Other factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified in the section titled “Risk Factors” in Valneva’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (“SEC”) and the Autorité des marchés financiers (“AMF”) on March 18, 2026, and in other filings made with the SEC and AMF from time to time. Valneva is providing this information as of the date of this press release and expressly disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.